MESOBLAST ENTERS INTO OPTION TO ISSUE US$50 MILLION CONVERTIBLE NOTES Melbourne, Australia; September 4 and New York, USA; September 3, 2025: Mesoblast Limited (ASX:MSB; Nasdaq:MESO), global leader in allogeneic cellular medicines for inflammatory diseases, today announced it has entered into convertible note subscription agreements with SurgCenter principals and existing Mesoblast shareholders, Gregory George and William Gueck (“Investors”) to issue, at its sole discretion, up to US$50.0 million (A$76.8 million)1 of unsecured convertible notes. The funding is available at Mesoblast’s option, following shareholder approval, to repay or reduce the amount owing to its secured lenders under the existing loan agreements and for general working capital purposes. Mesoblast Chief Executive Silviu Itescu said: “We appreciate the ongoing support from our major shareholders in ensuring that the Company can optimize its capital structure and support our ongoing pipeline growth opportunities.” Key terms of the Convertible Notes Mesoblast at its sole discretion, subject to shareholder approval at the upcoming Annual General Meeting (AGM), may issue up to US$50 million of unsecured convertible notes in tranches of US$10 million to the Investors. The maturity date of the convertible notes will be 5 years after the first issuance of notes (unless redeemed or converted earlier). At any time up to the maturity date, the Investors may elect to convert the notes issued into fully paid ordinary shares or ADRs of Mesoblast at the conversion price of US$16.25 per ADR (American Depositary Receipt) equivalent to A$2.501 per ASX-listed share, representing 126% of Mesoblast’s last closing price on Nasdaq and a 29% premium to the last closing price on the ASX. The convertible notes have a coupon of 5% per annum on the face value of issued notes. As consideration, the Investors collectively will receive a commitment fee of US$100,000 and, subject to shareholder approval, of 2 million warrants over 2 million ordinary shares (or 200,000 Mesoblast ADRs) for entering into the convertible note option, and a further 3 million warrants over 3 million ordinary shares (or 300,000 Mesoblast ADRs) should Mesoblast exercise this option. The warrants shall have the same exercise price as the conversion price of the notes and a maturity date of 4 years from the date of first issuance of the warrants. The conversion price is subject to adjustment mechanisms in the event of future share issues, capital reductions, share consolidations and other corporate actions in accordance with customary adjustment rules. 1 Using an exchange rate of 1A$:0.65US$. About Mesoblast Mesoblast (the Company) is a world leader in developing allogeneic (off-the-shelf) cellular medicines for the treatment of severe and life-threatening inflammatory conditions. The therapies from the Company’s proprietary mesenchymal lineage cell therapy technology platform respond to severe inflammation by releasing anti-inflammatory factors that counter and modulate multiple effector arms of the immune system, resulting in significant reduction of the damaging inflammatory process. Mesoblast’s Ryoncil® (remestemcel-L-rknd) for the treatment of steroid-refractory acute graft versus host disease (SR-aGvHD) in pediatric patients 2 months and older is the first FDA-approved mesenchymal stromal cell (MSC) therapy. Please see the full Prescribing Information at www.ryoncil.com. Mesoblast is committed to developing additional cell therapies for distinct indications based on its remestemcel-L and rexlemestrocel-L allogeneic stromal cell technology platforms. Ryoncil® is being developed for additional inflammatory diseases including SR-aGvHD in adults and biologic-resistant inflammatory bowel disease. Rexlemestrocel-L is being developed for heart failure and chronic low back pain. The Company has established commercial partnerships in Japan, Europe and China.

About Mesoblast intellectual property: Mesoblast has a strong and extensive global intellectual property portfolio, with over 1,000 granted patents or patent applications covering mesenchymal stromal cell compositions of matter, methods of manufacturing and indications. These granted patents and patent applications are expected to provide commercial protection extending through to at least 2041 in major markets. About Mesoblast manufacturing: The Company’s proprietary manufacturing processes yield industrial-scale, cryopreserved, off-the-shelf, cellular medicines. These cell therapies, with defined pharmaceutical release criteria, are planned to be readily available to patients worldwide. Mesoblast has locations in Australia, the United States and Singapore and is listed on the Australian Securities Exchange (MSB) and on the Nasdaq (MESO). For more information, please see www.mesoblast.com, LinkedIn: Mesoblast Limited and Twitter: @Mesoblast Forward-Looking Statements This press release includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. Forward-looking statements include, but are not limited to, statements about: the initiation, timing, progress and results of Mesoblast’s preclinical and clinical studies, and Mesoblast’s research and development programs; Mesoblast’s ability to advance product candidates into, enroll and successfully complete, clinical studies, including multi-national clinical trials; Mesoblast’s ability to advance its manufacturing capabilities; the timing or likelihood of regulatory filings and approvals, manufacturing activities and product marketing activities, if any; the commercialization of Mesoblast’s Ryoncil® for pediatric SR-aGVHD and any other product candidates, if approved; regulatory or public perceptions and market acceptance surrounding the use of stem-cell based therapies; the potential for Mesoblast’s product candidates, if any are approved, to be withdrawn from the market due to patient adverse events or deaths; the potential benefits of strategic collaboration agreements and Mesoblast’s ability to enter into and maintain established strategic collaborations; Mesoblast’s ability to establish and maintain intellectual property on its product candidates and Mesoblast’s ability to successfully defend these in cases of alleged infringement; the scope of protection Mesoblast is able to establish and maintain for intellectual property rights covering its product candidates and technology; estimates of Mesoblast’s expenses, future revenues, capital requirements and its needs for additional financing; Mesoblast’s financial performance; developments relating to Mesoblast’s competitors and industry; and the pricing and reimbursement of Mesoblast’s product candidates, if approved. You should read this press release together with our risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast’s actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, and accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise. Release authorized by the Chief Executive. For more information, please contact: Corporate Communications / Investors Paul Hughes T: +61 3 9639 6036 Media – Global

Allison Worldwide Emma Neal T: +1 603 545 4843 E: emma.neal@allisonworldwide.com Media – Australia BlueDot Media Steve Dabkowski T: +61 419 880 486 E: steve@bluedot.net.au